UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 27, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Endo Health Solutions Inc.

File Nos. 1-15989 & 333-39040 - CF#34559

_____

Endo Health Solutions, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-4 filed June 9, 2000 and multiple Exchange Act reports filed between April 30, 2007 and November 2, 2010.

Based on representations by Endo Health Solutions, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.14	S-4	June 9, 2000	through December 31, 2021
10.14.1	8-K	April 30, 2007	through December 31, 2021
10.14.2	8-K	January 11, 2010	through December 31, 2021
10.14.3	10-Q	November 2, 2010	through December 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary